UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 10)

Genomic Health, Inc

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

37244C101

 (CUSIP Number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY  10065
(212) 339-5633

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,250
	8	SHARED VOTING POWER 8,037,234
	9	SOLE DISPOSITIVE POWER 41,250
	10	SHARED DISPOSITIVE POWER 8,037,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,078,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,037,234
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,037,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

This Amendment No. 10 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 29,265,991 shares outstanding, as reported on the company’s SEC Form 10Q filed on May 10, 2011. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	20,518	0.1%
667, L.P.	1,253,653	4.3%
Baker Brothers Life Sciences, L.P.	6,059,449	20.7%
14159, L.P.	161,659	0.6%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.6%
Julian C. Baker	41,250	0.1%
Total	8,078,484	27.6%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.  Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 8 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Bros. Investments II, L.P.	5/27/2011	34	Purchase	27.0359
Baker Brothers Life Sciences, L.P.	5/27/2011	55183	Purchase	27.0359
14159, L.P.	5/27/2011	1464	Purchase	27.0359
Baker Bros. Investments II, L.P.	5/31/2011	12	Purchase	27.4607
Baker Brothers Life Sciences, L.P.	5/31/2011	18983	Purchase	27.4607
14159, L.P.	5/31/2011	504	Purchase	27.4607
Baker Bros. Investments II, L.P.	5/31/2011	22	Purchase	27.4836
Baker Brothers Life Sciences, L.P.	5/31/2011	36056	Purchase	27.4836
14159, L.P.	5/31/2011	957	Purchase	27.4836
Baker Bros. Investments II, L.P.	6/1/2011	23	Purchase	27.4668
Baker Brothers Life Sciences, L.P.	6/1/2011	37092	Purchase	27.4668
14159, L.P.	6/1/2011	885	Purchase	27.4668
Baker Bros. Investments II, L.P.	6/1/2011	21	Purchase	27.5103
Baker Brothers Life Sciences, L.P.	6/1/2011	34379	Purchase	27.5103
14159, L.P.	6/1/2011	821	Purchase	27.5103
Baker Bros. Investments II, L.P.	6/7/2011	27	Purchase	26.1685
Baker Brothers Life Sciences, L.P.	6/7/2011	43763	Purchase	26.1685
14159, L.P.	6/7/2011	1045	Purchase	26.1685
Baker Bros. Investments II, L.P.	6/7/2011	16	Purchase	16.1421
Baker Brothers Life Sciences, L.P.	6/7/2011	25435	Purchase	26.1421
14159, L.P.	6/7/2011	607	Purchase	26.1421
Baker Bros. Investments II, L.P.	6/8/2011	15	Purchase	26.15
Baker Brothers Life Sciences, L.P.	6/8/2011	24402	Purchase	26.15
14159, L.P.	6/8/2011	583	Purchase	26.15
Baker Bros. Investments II, L.P.	6/8/2011	5	Purchase	26.1134
Baker Brothers Life Sciences, L.P.	6/8/2011	8746	Purchase	26.1134
14159, L.P.	6/8/2011	209	Purchase	26.1134
Baker Bros. Investments II, L.P.	6/8/2011	7	Purchase	26.1
Baker Brothers Life Sciences, L.P.	6/8/2011	11415	Purchase	26.1
14159, L.P.	6/8/2011	273	Purchase	26.1
Baker Bros. Investments II, L.P.	6/9/2011	45	Purchase	26.25
Baker Brothers Life Sciences, L.P.	6/9/2011	82031	Purchase	26.25
14159, L.P.	6/9/2011	1524	Purchase	26.25
Baker Bros. Investments II, L.P.	6/9/2011	3	Purchase	26.2974
Baker Brothers Life Sciences, L.P.	6/9/2011	5996	Purchase	26.2974
14159, L.P.	6/9/2011	112	Purchase	26.2974
Baker Bros. Investments II, L.P.	6/9/2011	1	Purchase	26.35
Baker Brothers Life Sciences, L.P.	6/9/2011	1864	Purchase	26.35
14159, L.P.	6/9/2011	35	Purchase	26.35

Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company.  Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2011

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 7 of 8 Pages